Exhibit (a)(12)

March 11, 2003
Madeline Hopkins	Internet
(610) 341-4357	www.sungard.com

SunGard Certifies Substantial Compliance with Department of Justice Second Request

Wayne, PA – SunGard Data Systems Inc. (NYSE:SDS) announced that, on March 10, 2003, it certified to the United States Department of Justice (the “DOJ”) that SunGard believes it is in substantial compliance with the DOJ’s February 6, 2003 request for additional information (also known as a second request). The second request was issued by the DOJ in connection with its review, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), of SunGard’s pending cash tender offer for all outstanding shares of common stock of Caminus Corporation (Nasdaq:CAMZ) at a price of $9.00 per share.

The DOJ’s second request extended the waiting period imposed by the HSR Act until 11:59 p.m. on the tenth calendar day after the date on which SunGard substantially complied with the DOJ’s second request (or, if the tenth day is not a business day, the next business day thereafter), unless earlier terminated by the DOJ. Based upon SunGard’s certification, the waiting period is set to expire at 11:59 p.m. on March 20, 2003, absent an early termination or action by the DOJ to further extend the waiting period.

The tender offer currently is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 24, 2003, unless further extended. Any notice of a further extension of the tender offer period will be made by public announcement not later than 9:00 a.m., New York City time, on Tuesday, March 25, 2003.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Caminus shares. The tender offer is only being made through an offer to purchase, letter of transmittal and related tender offer materials. SunGard has filed these tender offer materials with the Securities and Exchange Commission, and Caminus has filed a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Stockholders of Caminus are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement have been sent free of charge to all stockholders of Caminus. All of these materials are also available free of charge at the SEC’s Web site at www.sec.gov or by contacting the information agent for the tender offer, D.F. King & Co., Inc., at 212-269-5550 or 800-848-3416.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard (NYSE:SDS) is a member of the S&P 500 and has annual revenues of more than $2 billion. Visit SunGard at www.sungard.com.

SunGard Forward Looking Statements

Statements about the expected timing of the acquisition, and all other statements in this release other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the tender offer and the merger.

Trademark Information: SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

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